Exhibit 1

Third Quarter 2012

Page 1 of 9

EDENOR ANNOUNCES THIRD QUARTER 2012 RESULTS

Stock Information: NYSE ADR Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange Ticker: EDN	Investor Relations Contacts: Leandro Montero Chief Financial Officer Veronica Gysin Planning and Capital Markets Manager Tel: 5411.4346.5511

Buenos Aires, Argentina, November 21, 2012 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the third quarter of 2012. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the period ended September 30, 2012 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on September 30, 2012 of Ps. 4.697.

EDENOR’s and EDEN’s HIGHLIGHTS
EDENOR
Framework Agreement

From January 1st, 2012 up to date, the Company collected Ps. 45.88 million from the National Government and Ps. 13.53 million from the Government of the Province of Buenos Aires, including the bonds with maturity in May, 2014.

Payment arrangement with the City of Buenos Aires

On July 16, the Company and the Government of the City of Buenos Aires signed a payment agreement in conection to the debt that the city maintained with the Company for a total amount of Ps. 12.5 million. The total amount of the debt has been cancelled on September 26, 2012.

EDENOR’s downgrade

As of today, the ratings from Edenor have been downgraded since second quarter of 2012 as it is explained below:

Agency	National Scale Rating	Global Scale Rating	Date
Standard & Poor’s	raCCC +	CCC -	November 2012
Moody’s	Ba3.ar	Caa1	September 2012
Moody’s Equity	Category 3	-----	September 2012

CAMMESA

In order to preserve and guarantee the public service concession and lighten the existing cash deficit, from October 2012 the Company decided to temporarily cancel with surplus cash balances the obligations with the wholesale electricity market. We understand that this decision arise from the importance to face all the compromises necessary to ensure the provision of public services, including investment plans and ongoing operation and maintenance tasks. We saw this, as a framework for transition to the new regulatory model reported by national authorities, aimed at achieving the restoration of the economic - financial Concession Agreement.

Cost Adjustments

In November we requested an additional increase of 7.316% to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 2012 to November 2012. As of today we have submitted to the ENRE ten requests from CMM adjustments with a cummulative of 88.66%.

EDEN
Tariff Increase

As of July 20, 2012 resolution N° 243/2012, has been dictaminated by the Government of the Province of Buenos Aires.
This resolution determines the new rate schedule starting on July 2012 with increases in August and October totalizing 9%, representing a 15% increase in VAD.

Third Quarter 2012

Third Quarter 2012 EDENOR Standalone Operating Figures

EDENOR OPERATING FIGURES
In million of Pesos	3Q 2012	3Q 2011	% Change vs.2011

Net Sales	732.4	594.4	23.2%
Electric power purchases	(477.2)	(291.8)	63.5%
Gross margin	255.2	302.7	(15.7)%
Net Operating Loss	(224.1)	(43.3)	417.6%
Net Loss	(277.1)	(52.3)	429.8%

Net Sales increased 23.2% to Ps. 732.4 million in the third quarter of 2012 from Ps. 594.4 million in the third quarter of 2011, mainly due to an increase in the electric power price on account of the subsidies cuts with no impact in the distribution value added and the increase in the volume of electricity and capacity sold.

Volume of Energy Sold increased 3.7% to 5,552 GWh in the third quarter of 2012 from 5,353 GWh in the third quarter of 2011. This increase was attributable to a 1.3% increase in the number of customers and a 2.4 % increase in the average GWh consumption per customer.

Electric Power Purchases increased 63.5% to Ps. 477.2 million in the third quarter of 2012 from Ps. 291.8 million in the third quarter of 2011, mainly due to an increase in the purchase price as a result of the subsidies cuts, the increase in the price at which the non-recognized energy losses are measured and the cost set for mobile generation.

Gross Margin decreased 15.7% (Ps.47.5 million) to Ps. 255.2 million in the third quarter of 2012 from Ps. 302.7 million in the third quarter of 2011, mainly due to an increase in the price at which the non-recognized energy losses are measured and the cost set for mobile generation, which is not passed through the tariff.

Net Operating Loss increased Ps. 180.8 million, to a loss of Ps. 224.1 million in the third quarter of 2012 from a loss of Ps. 43.3 million in the third quarter of 2011. This negative result was due to the decrease in gross margin before mentioned, an increase in transmission and distribution expenses of Ps 92.4 million, an increase in selling expenses of Ps. 32.2 million, an increase in administrative expenses of Ps. 13.1 million, partially offset by an increase of Ps. 1.4 million in results from permanent investments and by an increase in other incomes of Ps. 3.1 milllion.

Net Loss increased Ps. 224.8 million, to a loss of Ps. 277.1 million in the third quarter of 2012 from a loss of Ps. 52.3 million in the third quarter of 2011, mainly due to the increase in operating expenses and a decrease in financial results.

EDENOR Adjusted Standalone and consolidated EBITDA

Edenor Adjusted standalone EBITDA has decreased to a loss of Ps.  111.3 million as of September 30, 2012 vis à vis a gain of Ps. 249.0 million for the same period of 2011. Adjusted consolidated EBITDA has decreased to a loss of Ps. 21.3 million in September of 2012 vis à vis a gain of Ps. 341.1 million for the same period of 2011.

EDENOR Adjusted Ebitda Standalone					Edenor Adjusted Ebitda Consolidated
	3Q 2012	3Q 2011	September	September		3Q 2012	3Q 2011	September	September
			2012	2011				2012	2011
	(in million of Pesos)					(in million of Pesos)
Operating Profit	(224.1)	(43.3)	(539.1)	326.4	Operating Profit	(206.8)	(27.0)	(498.5)	363.5
Amortization	48.1	45.5	143.1	138.3	Amortization	55.8	52.5	165.6	154.3
Gain from acquisition of assets	-	-	-	(435.0)	Gain from acquisition of assets	-	-	-	(435.0)
Result participation in subs	(15.6)	(14.2)	(24.4)	(36.7)	Result participation in joint ventures	-	-	0.0	0.0
Result participation in joint ventures	-	-	0.0	0.0
EBITDA	(191.6)	(12.0)	(420.4)	(7.0)	EBITDA	(151.0)	25.4	(332.9)	82.9
PUREE	84.4	78.9	288.9	239.6	PUREE	84.4	78.9	288.9	239.6
Commercial Interests	5.3	5.3	20.1	16.4	Commercial Interests	6.1	6.0	22.6	18.6
Adjusted EBITDA	(101.8)	72.2	(111.3)	249.0	Adjusted EBITDA	(60.5)	110.3	(21.3)	341.1

Third Quarter 2012

Third Quarter 2012 EDEN Operating Figures

EDEN OPERATING FIGURES
	3Q 2012	3Q 2011	% Change vs.2011

Net Sales	200.9	157.6	27.5%
Electric power purchases	83.7	58.3	43.6%
Gross margin	117.2	99.3	18.1%
Net Operating Income	33.9	29.3	15.7%
Net Income	17.9	13.9	28.7%

Net Sales increased 27.5% to Ps. 200.9 million in the third quarter of 2012 from Ps. 157.6 million in the third quarter of 2011, mainly due to an increase in the volume of energy sold and higher energy prices due to tariff increases obtained on July 2012.

Volume of Energy Sold increased 1.4% to 715 GWh in the third quarter of 2012 from 705 GWh in the third quarter of 2011. This increase was attributable mainly to an increase of 1.2% in the number of customer and an increase of 0.2% in the average consumption per customer.

Electric Power Purchases increased 43.6% to Ps. 83.7 million in the third quarter of 2012 from Ps. 58.3 million in the third quarter of 2011, mainly due to an increase in the purchase price as a result of the subsidies cuts to certain clients and as a consequence of the tariff increase and higher purchase in GWh.

Gross Margin increased 18.1% to Ps. 117.2 million in the third quarter of 2012 from Ps. 99.3 million in the third quarter of 2011, mainly due to the tariff increases granted on July 2012.

Net Operating Income increased 15.7% to Ps. 33.9 million in the third quarter of 2012 from Ps. 29.3 million in the third quarter of 2011, due to a better Gross Margin partially compensated by higher operating expenses mainly due for salaries araisings.

Net Income increased 28.7% to Ps. 17.9 million in the third quarter of 2012 from Ps. 13.9 million in the third quarter of 2012, as a consequence of higher net operating incomes descrived above.

EDEN Adjusted EBITDA

Eden Adjusted EBITDA has decreased to Ps. 90.7 million in September of 2012 vis à vis Ps. 118.2 million for the same period of 2011.

EDEN Adjusted Ebitda Standalone
	3Q 2012	3Q 2011	September 2012	September 2011

	(in million of Pesos)
Operating Profit	33.9	29.3	68.2	97.6
Amortization	7.7	6.9	22.5	20.6
Commercial Interests	(0.8)	(0.7)	(2.5)	(2.2)
EBITDA	40.8	35.5	88.2	116.0
Commercial Interests	0.8	0.7	2.5	2.2
Adjusted EBITDA	41.6	36.2	90.7	118.2	*
* As of September 2011, Eden has consolidated 7 months with Edenor representing an Adjusted Ebitda of Ps. 91.8 million.

Third Quarter 2012

Discussion of EDENOR Financial Results:

Operating Expenses

	Transmission & Distribution			Selling			Administrative			Total Expenses
	expenses			expenses			expenses
	3Q 2012	3Q 2011	% Variation	3Q 2012	3Q 2011	%Variation	3Q 2012	3Q 2011	%Variation	9M 2012	9M 2011
Salaries and social security taxes	105,685	92,459	14.3%	26,823	20,119	33.3%	35,118	25,127	39.8%	492,391	394,843
Pension Plan	5,407	1,884	187.0%	1,368	409	234.5%	1,670	518	222.4%	20,440	8,328
Communications Expenses	2,078	1,659	25.3%	4,521	4,492	0.6%	392	751	-47.8%	21,869	18,716
Allowance for doubtful accounts	0	0	0.0%	6,015	2,065	191.3%	-	-	0.0%	14,336	9,156
Supplies Consumption	24,797	14,711	68.6%	470	327	43.7%	1,068	900	18.7%	67,274	40,772
Rent and Insurance	888	775	14.6%	72	37	94.6%	4,308	3,196	34.8%	15,848	12,996
Security Services	2,680	1,822	47.1%	224	111	101.8%	872	870	0.2%	11,592	8,146
Fees and remuneration for services	125,412	64,478	94.5%	44,531	29,486	51.0%	17,692	10,035	76.3%	494,815	256,840
Computer Services	0	280	-100.0%	1	1,195	-99.9%	19	3,742	-99.5%	19,974	25,264
Public Relations and Marketing	0	0	0.0%	-	-	0.0%	920	139	563.8%	2,181	4,940
Advertising and Sponsorship	0	0	0.0%	-	-	0.0%	475	4,936	-90.4%	1,124	7,409
Reimbursements to personnel	236	271	-12.9%	49	67	-26.9%	230	163	41.1%	1,393	1,296
Temporary Personnel	0	17	-100.0%	-	291	-100.0%	-	242	-100.0%	418	1,733
Depreciation of property, plant and equipment	43,105	44,764	-3.7%	3,568	-	0.0%	1,445	737	96.1%	143,074	138,263
Directors and Supervisory Committee member´s fees	0	0	0.0%	-	-	0.0%	630	-	0.0%	1,913	2,000
ENRE penalties	25,286	20,038	26.2%	3,815	1,900	100.8%	-	-	0.0%	73,191	53,379
Taxes and Charges	0	0	0.0%	6,453	5,149	25.3%	762	506	50.6%	20,617	16,657
Other	20	30	-33.3%	6	19	-68.4%	202	824	-75.5%	1,086	2,532
Total	335,594	243,188	38.0%	97,916	65,667	49.1%	65,803	52,686	24.9%	1,403,536	1,003,270

Sales

 The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	3Q 2012		3Q 2011			September 2012	September 2011	Clients
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	2,512	45.2%	2,357	44.0%	6.6%	2,374,496	2,348,406	1.1%
Small Commercial	394	7.1%	372	6.9%	5.9%	311,395	304,070	2.4%
Medium Commercial	428	7.7%	418	7.8%	2.4%	31,255	30,794	1.5%
Industrial	827	14.9%	854	15.9%	-3.1%	6,149	5,967	3.1%
Wheeling System	1,066	19.2%	1,042	19.5%	2.3%	709	671	5.7%
Others
Public Lighting	186	3.3%	182	3.4%	2.0%	22	21	4.8%
Shantytowns and Others	140	2.5%	128	2.4%	9.2%	377	373	1.1%
Total	5,552	100.0%	5,353	100.0%	3.7%	2,724,403	2,690,302	1.3%

Third Quarter 2012

Capital Expenditures

During the third quarter of 2012, our capital expenditures amounted to Ps. 130.1 million, compared to Ps. 102.2 million in the third quarter of 2011.

Our capital expenditures in the third quarter of 2012 consisted mainly of the following:

•	Ps. 102.5 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 19.1 million in network maintenance and improvements;
•	Ps. 3.7 million in legal requirements;
•	Ps. 1.1 million in communications and telecontrol; and
•	Ps. 3.7 million of other investment projects.

For the nine-month period ended September 30, 2012, our Capital Expenditures totalized to Ps. 346.5 million, compared to Ps. 236.6 million in the same period of 2011.

PUREE Funds In the third quarter of 2012, PUREE funds increased 20.6%, amounting Ps. 288.9 million vis à vis Ps. 239.6 million in the same period of 2011.	Energy Losses Quarterly energy losses increased 0.4 bps compared to the third quarter 2011.
Discussion of EDEN Financial Results:

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	3Q 2012		3Q 2011			September 2012	September 2011	Clients
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	159	22.2%	151	21.4%	5.3%	295,500	292,321	1.1%
Small Commercial	57	8.0%	55	7.8%	3.6%	43,125	42,189	2.2%
Medium Commercial	27	3.8%	25	3.5%	8.0%	1,462	1,422	2.8%
Industrial	202	28.3%	206	29.2%	-1.9%	824	791	4.2%
Wheeling System	72	10.1%	74	10.5%	-2.7%	83	82	1.2%
Others
Public Lighting	23	3.2%	22	3.1%	4.5%	1,690	1,657	2.0%
Cooperatives	173	24.2%	171	24.2%	1.2%	135	133	1.5%
Own Consumption	1	0.1%	1	0.1%	0.0%	114	116	-1.7%
Energy Recovered	1	0.1%	1	0.1%	0.0%	-	-	-%
Total	715	100.0%	706	100.0%	1.3%	342,933	338,711	1.2%

\

Third Quarter 2012

Capital Expenditures

During the third quarter of 2012, our capital expenditures amounted to Ps. 11.4 million, compared to Ps. 14.4 million in the third quarter of 2011.

Our capital expenditures in the third quarter of 2012 consisted mainly of the following:

•	Ps. 8.0 million in growth, replacement, public safety, quality services and environmental;
•	Ps. 3.2 million in IT, communications and technology advances and energy loses control); and,
•	Ps. 0.2 million in others capex.

For the nine-month period ended September 30, 2012, our Capital Expenditures amounted to Ps. 55.7 million, compared to Ps. 37.6 million in the same period of 2011.

PUREE Funds	Quarterly Energy Losses

EDENOR
As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 283.3 million, consisting of US$ 24.8 million principal amount of Senior Notes due 2017 and US$ 258.5 million principal amount of Senior Notes due 2022. In addition, the outstanding principal amount of our peso denominated debt is Ps. 12.9 million, consisting of Ps.11.7 million of our Floating Rate notes due 2013 and the remaining amount consisting of loans with banks.

EDEN
As of today, the outstanding principal amount of our peso denominated financial debt is Ps. 67.5 million, consisting in bank debt by Ps. 42.5 million at floating rate and Ps. 25.0 million at fixed rate.

Third Quarter 2012

About EDENOR/EDEN

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2011, Edenor sold 20,077 GWh of energy and purchased 23,004 GWh of energy, with net sales of approximately Ps. 2.3 billion and net loss of Ps. 435.4 million.

Eden distributes electricity exclusively to the northern zone of the Buenos Aires province, which has a population of approximately 1.5 million people and an area of 109,141 sq. km. In 2011, Eden sold 2.785 GWh of energy and purchased 2,808 GWh of energy, with net sales of approximately Ps. 592.6 million and net gains of Ps. 72.2 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358
investor@edenor.com
www.edenor.com.ar

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Wednesday, November 21, 2012, at 12:00 p.m. Buenos Aires time / 11:00 a.m. New York time.  For those interested in participating, please dial 1(877)317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina.  Participants should use conference ID 10013298 or request for Edenor’s Conference Call, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 11/21/2012 12:00 a.m. NY Time.  To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10013298.

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Third Quarter 2012

Standalone and Consolidated Income Statement and Cash Flow
(For the nine month period ended September 30, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

Standalone Income Statement				Consolidated Income Statement
	30.09.12		30.09.11		30.09.12		30.09.11
Continuing Operations	US$	AR$	AR$		US$	AR$	AR$
Net sales	461,452	2,167,439	1,742,368	Net sales	578,194	2,715,775	2,090,225
Electric power purchases	(278,222)	(1,306,808)	(861,165)	Income from construction	18,427	86,550	59,546
				Electric power purchases	(327,605)	(1,538,762)	(996,971)
				Construction cost	(18,427)	(86,550)	(59,546)
Gross Margin	183,230	860,631	881,203	Gross Margin	250,588	1,177,013	1,093,254
Operating Expenses	(298,815)	(1,403,536)	(1,003,270)	Operating Expenses	(351,391)	(1,650,482)	(1,144,377)
Other incomes / (Expenses)	(4,378)	(20,563)	(23,192)	Other operative incomes / expenses	(5,316)	(24,968)	(20,301)
Gain from acquisition of assets	-	-	434,959	Gain from acquisition of assets	-	-	434,959
Result participation in subsidiaries	5,198	24,417	36,675	Result participation in joint ventures	(4)	(21)	(12)
Operating Result	(114,765)	(539,051)	326,375	Operating Result	(106,123)	(498,458)	363,523
Net financial results	(41,547)	(195,147)	(153,886)	Net financial results	(45,968)	(215,911)	(186,700)
Result before income tax	(156,312)	(734,198)	172,489	Result before income tax	(152,090)	(714,369)	176,823
Income tax	15,145	71,135	(70,985)	Income tax	11,574	54,362	(94,020)
Profit (Loss) from continuing operations	(141,167)	(663,063)	101,504	Profit (Loss) from continuing operations	(140,517)	(660,007)	82,803
Discontinued operations	7,683	36,085	13,221	Results of discontinued operations	7,683	36,085	38,416
Profit (Loss) for the year	(133,485)	(626,978)	114,725	Profit (Loss) for the year	(132,834)	(623,922)	121,219
Total others integral results	-	-	-	Total others integral results	-	-	-

Total integral results for the year	(133,485)	(626,978)	114,725	Total integral results	(132,834)	(623,922)	121,219
				Attributable to:
Earnings per share from continued operations	(0.157)	(0.739)	0.113	Owners	(133,485)	(626,978)	114,725

Earnings per share from discontinued operations	0.009	0.04	0.015	Non controlling	651	3,056	6,494

Standalone Cash Flow				Consolidated Cash Flow
	30.09.2012		30.09.2011		30.09.2012		30.09.2011
Changes in chash and cash equivalents	US$	AR$	AR$	Changes in chash and cash equivalents	US$	AR$	AR$

Cash and cash equivalents at beginning of year	20,913	98,227	246,007	Cash and cash equivalents at beginning of year	27,786	130,509	246,007

Financial income on cash and cash equivalents	(653)	(3,067)	2,017	Financial income on cash and cash equivalents	(653)	(3,067)	2,017

Change in cash and cash equivalents	(11,106)	(52,164)	(127,647)	Change in cash and cash equivalents	(15,391)	(72,293)	(46,442)

Cash and cash equivalents at end of year	9,154	42,996	120,377	Cash and cash equivalents at end of year	11,741	55,149	201,582

Operating activities				Operating activities

Integral result for the period	(133,485)	(626,978)	114,725	Integral result for the period	(132,834)	(623,922)	121,219

Net cashflow provided by operating activities	3,524	16,552	317,688	Net cashflow provided by operating activities	49,72	233,533	715,408

Net cash flows used in investing activities	(16,815)	(78,982)	(707,096)	Net cash flows used in investing activities	(56,429)	(265,049)	(942,604)
Net cash flow (used in) provided by financing activities	(2,209)	(10,376)	124,659	Net cash flow (used in) provided by financing activities	(8,681)	(40,777)	180,754
(Decrease) Increase in cash and cash equivalents	(15,501)	(72,806)	264,749	(Decrease) Increase in cash and cash equivalents	(15,391)	(72,293)	(46,442)

Third Quarter 2012

Standalone and Consolidated Balance Sheet
(For the nine month period ended September 30, 2012 and 2011
 in thousands of U.S. dollars and Argentine Pesos)

Standalone Balance Sheet				Consolidated Balance Sheet
	30.09.2012		31.12.2011		30.09.2012		31.12.2011

ASSETS	US$	AR$	AR$	ASSETS	US$	AR$	AR$

Total non-current assets	1,005,213	4,721,486	4,510,219	Total non-current assets	1,095,174	5,144,033	4,883,903

Total current assets	152,139	714,599	858,749	Total current assets	209,293	983,049	836,612

Other assets available for sale	32,361	152,000	216,531	Other assets available for sale	32,361	152,000	1,278,731

TOTAL ASSETS	1,189,714	5,588,085	5,585,499	TOTAL ASSETS	1,336,828	6,279,082	6,999,246
				Equity attributable to the owners	171,260	804,407	1,431,385
TOTAL EQUITY	171,260	804,407	1,431,385
				Non-controlling participation	11,082	52,051	415,801
LIABILITIES
				TOTAL EQUITY	182,341	856,458	1,847,186
Total non-current liabilities	746,568	3,506,631	3,099,592
				LIABILITIES
Total current liabilities	271,886	1,277,047	1,054,522
				Total non-current liabilities	799,797	3,756,645	3,314,890
TOTAL LIABILITIES	1,018,454	4,783,678	4,154,114
				Total current liabilities	354,690	1,665,979	1,307,312
TOTAL LIABILITIES AND EQUITY	1,189,714	5,588,085	5,585,499	Liabilities associated with assets held for sale	-	-	529,858

				TOTAL LIABILITIES	1,154,487	5,422,624	5,152,060

				TOTAL LIABILITIES AND EQUITY	1,336,828	6,279,082	6,999,246

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.697 per dollar, the buying rate as of September 30, 2012, solely for the convenience of the reader.